Exhibit 99.6

Bitfarms Reaffirms Commitment to Blockchain Research at ETS, one of Quebec’s
Leading Engineering Schools

Toronto, Ontario and Brossard, Québec (February 20, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) is pleased to announce and reaffirm its support to the “High-Performance Blockchain Infrastructure for IoT Applications” project at the École de technologie supérieure, ÉTS Montréal, University of Québec (“ETS”).

Bitfarms is committed to supporting ETS through monetary and in-kind contributions through to 2022. ETS will also receive funding for the project from the Natural Sciences and Engineering Research Council of Canada.

Under the leadership of Professor Kaiwen Zhang, the group of students is focused on developing novel blockchain applications including the following:

●	Development of an e-health blockchain platform
●	Survey of use cases and Proof-of-Concept development for Smart Homes
●	Technical improvements to DLT (distributed ledger technology) for IoT devices
●	Integration of M2M (machine to machine) communication for efficient cryptocurrency mining

As part of the Company’s support of ETS’ project, students involved with the collaboration will frequently visit our computing centres and meet with our team for technical support. Bitfarms will retain certain commercial intellectual property rights development through the project while ETS will retain the right to use intellectual property for academic purposes.

“We are grateful for Bitfarms’ continued commitment to ETS and the funding of blockchain research in Québec” said Professor Zhang.

Blockchain technologies have the potential to profoundly impact both the public and private sectors. Research will be instrumental in demonstrating the utility of blockchains in the IoT domain, as well as the feasibility of implementing a blockchain platform using the Company’s infrastructure. The Company supports the development of blockchain technologies in Québec and believes it will help to generate strong demand for a skilled workforce, including for the engineers trained during this collaboration.

“Bitfarms is invested in the research and development of blockchain innovations to improve the usability of blockchain systems for applications beyond cryptocurrency”, commented Wes Fulford, Chief Executive Officer. “This project demonstrates our support towards the growth of the high-tech industry, and our view that Québec, a growing technology hub, can play an important role in supporting digital innovation.”

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial-scale data centre operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

For investor inquiries, please contact:

Sonia Tercas

Director, Investor Relations

+1.647.348.9207

stercas@bitfarms.io

For media inquiries, please contact:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com

To learn more about Bitfarms’ events, developments and online communities:

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Website: www.bitfarms.com

Cautionary Statement

This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements.

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.